Exhibit 99.2
FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.           Name and Address of Company

New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia  V6C 2X8

2.           Date of Material Change

December 23, 2009

3.           News Release

A news release with respect to the material change referred to in this report was issued on December 23, 2009 and subsequently filed on SEDAR and EDGAR.

4.           Summary of Material Change

New Gold Inc. (“New Gold”) announced the sale of C$56.3 million of face value asset backed notes for cash proceeds of C$31.2 million.

5.   Full Description of Material Change

New Gold announced the sale of C$56.3 million of face value asset backed notes for cash proceeds of C$31.2 million. Three classes of notes were sold:

•	C$32.9 million of face value MAV II Class A-1 notes for C$19.1 million

•	C$18.3 million of face value MAV II Class A-2 notes for C$8.4 million

•	C$5.1 million of face value MAV II Class 15 notes for C$3.7 million

New Gold was able to realize a weighted average price of C$0.55 per dollar through the monetization of this portion of the company’s notes and will recognize a loss on disposal of approximately C$4.3 million during the fourth quarter. Of New Gold’s remaining C$104.0 million in face value notes, C$83.1 million, or 80%, are in the MAV II Class A-1 and A-2 category which are considered to be the most secure of the asset backed notes from a credit perspective.

The total proceeds of C$31.2 million will further improve the company’s cash balance and working capital.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

6.           Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.           Omitted Information

Not applicable.

8.           Executive Officer

For further information, contact Susan Toews, Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.           Date of Report

December 23, 2009